EXHIBIT 12.2
Corporate Office Properties, L.P.
Ratio of Earnings to Fixed Charges
(Dollars in thousands)

Nine Months Ended,
Earnings:	September 30, 2016
Loss from continuing operations before equity in income of unconsolidated entities and income taxes	$(45,691)
Gain on sales of real estate, excluding discontinued operations	34,101
Fixed charges (from below)	69,327
Amortization of capitalized interest	2,069
Distributed income of equity investees	552
Subtract:
Capitalized interest (from below)	(4,304)
Preferred distributions of other consolidated entities	(12)
Total earnings	$56,042

Fixed charges:
Interest expense on continuing operations	$64,499
Capitalized interest (internal and external)	4,304
Interest included in rental expense	512
Preferred distributions of other consolidated entities	12
Total fixed charges	$69,327

Ratio of earnings to fixed charges	0.81

Deficiency	$13,285

For purposes of calculating the above ratios, earnings were computed by adding fixed charges (excluding capitalized interest), gain on sales of real estate (excluding discontinued operations) amortization of capitalized interest and distributed income of equity investees to income from continuing operations before noncontrolling interests, equity in income of unconsolidated entities and income taxes. Fixed charges consist of interest costs and capitalized amortization of debt issuance costs.